Filed by Tesoro Corporation

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Western Refining, Inc.

(Commission File No. 001-32721)

TESORO TO ACQUIRE WESTERN REFINING IN $6.4 BILLION TRANSACTION

•	Transaction creates a premier, highly integrated and geographically diversified refining, marketing and logistics company

•	Stock transaction at exchange ratio of 0.4350, with option to elect cash in lieu of stock up to a cap of 10% of the equity consideration; values the transaction at $6.4 billion

•	Commit to delivering $350 to $425 million in annual synergies; run rate to be achieved within the first two years

•	Expects to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations

•	Well positioned, highly reliable and advantaged refining system with over 1.1 million barrels per day of refining capacity with access to wide array of advantaged crude oil

•	Creates leading multi-brand marketing and convenience store portfolio in growing geographies with over 3,000 combined branded retail stations

•	Expands opportunities for logistics growth in crude oil production basins and product regions, particularly in the Permian basin

SAN ANTONIO AND EL PASO, TEXAS – November 17, 2016 - Tesoro Corporation (NYSE: TSO) (“Tesoro”) and Western Refining, Inc. (NYSE: WNR) (“Western”) today jointly announced a definitive agreement under which Tesoro will acquire Western at an implied current price of $37.30 per Western share in a stock transaction, representing an equity value of $4.1 billion based on Tesoro’s closing stock price of $85.74 on November 16, 2016. This represents an enterprise value of $6.4 billion, including the assumption of approximately $1.7 billion of Western’s net debt and the $605 million market value of non-controlling interest in Western Refining Logistics, LP (NYSE: WNRL). This transaction has been unanimously approved by the boards of directors of both companies, and is another transformative step forward for Tesoro and the Company’s ongoing commitment to creating significant value for shareholders, employees, communities and other key partners. The acquisition creates a premier, highly integrated and geographically diversified refining, marketing and logistics company and provides a strong platform for earnings growth and cash flow generation.

Under the terms of the agreement, Western shareholders can elect to receive 0.4350 shares of Tesoro for each share of Western stock they own, or $37.30 in cash per share of Western stock. Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8 million shares (or approximately $404 million in the aggregate). Stock elections will not be subject to proration. The purchase price represents a premium of 22.3% to the closing price of Western’s stock on the day prior to announcement, and a 31.6% premium to the volume weighted average price over the last 30 trading days. The transaction is expected to be tax-free to Western’s shareholders who elect stock.

“The acquisition of Western further strengthens our integrated business model and extends our portfolio into attractive and growing markets,” said Greg Goff, Chairman and CEO of Tesoro. “As a leading integrated refining, marketing and logistics company, this transformative acquisition drives value through a combination of access to advantaged crude oil, a strong, multi-brand marketing and convenience store portfolio and a robust platform for logistics growth, all of which will allow us to continue to create shareholder value.”

“Also, our increased scale and diversity will enable us to leverage and enhance in-house technical capabilities, which we expect will result in cost efficiencies, the ability to drive more growth and increased productivity,” Goff continued.

“This strategic combination provides our shareholders with the opportunity to participate in the tremendous future growth prospects and synergies of the combined company,” said Paul Foster, Executive Chairman of Western Refining. “Joining forces with Tesoro, a company that shares our integrated business model strategy, will enable us to further leverage our capabilities in refining, marketing and logistics operations and allow our talented team to work on a growing number of exciting opportunities. We have tremendous respect for the Tesoro team and are excited to be a part of a larger and more diverse organization to support our continued growth.”

Strategic Rationale

This transaction will enhance the integrated refining, marketing and logistics operations of both companies, creating a combined company that is well-positioned to drive significant growth across the value chain.

•	Top Tier Refining System: Adds Western’s refineries in Texas, New Mexico and Minnesota to Tesoro’s existing refineries in California, Washington, Alaska, Utah and North Dakota, which will expand the combined company’s operational capabilities and improve access to advantaged crude oil and extended product regions. Combined, the Company will have ten refineries, a refining capacity of over 1.1 million barrels per day and will benefit from Tesoro’s and Western’s proven track record of operational excellence.

•	Strong, Combined Multi-brand Marketing and Convenience Store Portfolio in Growing Geographies: Brings together 12 premium and leading value retail and convenience store brands to better serve a broad customer base and regional preferences, and provides improved ratable supply from the entire refining system. The combined retail operations will comprise over 3,000 branded retail stations operating under a variety of brands including ARCO®, Shell®, Exxon®, Mobil®, SuperAmerica®, Giant and Tesoro®.

•	Expands Opportunities for Logistics Growth: Leverages an extensive and complementary logistics network with access to advantaged crude oil basins. The logistics business will include ownership in two high-growth, independent Master Limited Partnerships – Tesoro Logistics LP and Western Refining Logistics, LP. Upon close of the transaction, Tesoro will own the general partner and be the largest unitholder in each MLP. Tesoro is committed to growing the value of the combined logistics portfolio and the current logistics growth strategy will be deployed across the expanded business. This strategy consists of: generating stable fee-based revenues; optimizing existing assets; pursuing high-return organic growth opportunities; growing through strategic acquisitions; and growing through the combined drop down inventory available to the two MLPs. Additionally, Tesoro expects to use the parent company’s strong operating and execution capability to enhance the portfolio of opportunities in the high-growth Permian and other attractive crude oil basins. This will include investments in crude oil gathering and storage, as well as natural gas gathering and processing.

•	Significant Shareholder Value Creation from Synergies: Shareholders of both companies will benefit from $350 to $425 million in operational, commercial and corporate synergies.

The Company expects to achieve the full run rate of these synergies within the first two years. The Company is confident in its ability to achieve these synergies given its solid track record of integrating operations and leveraging its integrated business model to deliver earnings growth through productivity, cost and system optimization benefits.

•	Strong Financial Position and Significant Cash Flow Enable Investments for Future Growth, Reducing Debt and Returning Cash to Shareholders: The combined company is expected to deliver strong cash flows providing growth in shareholder value through investments in high-return capital projects, dividends and share repurchases. Upon closing, Tesoro will continue to have a strong balance sheet and credit metrics, and will remain on track for achieving an investment grade credit rating. The Company has increased its share repurchase authorization by $1.0 billion to over $2.0 billion in total. Tesoro expects to maintain its current quarterly dividend of $0.55 per share (or $2.20 per share annualized) after closing and is focused on growing dividends commensurate with the growth of the Company.

Leadership

Upon closing, Greg Goff will continue to serve as Chairman, President and Chief Executive Officer of the combined company. Steven Sterin will continue to serve as Executive Vice President and Chief Financial Officer. Tesoro’s Board of Directors is also expected to expand the size of the Board and name Western’s current Executive Chairman, Paul Foster, and Western’s current Chief Executive Officer, Jeff Stevens, as directors after closing of the transaction. The headquarters of Tesoro will remain in San Antonio, TX.

Approvals and Timing

The transaction is expected to close in the first half of 2017 and is subject to customary closing conditions, including approval by the shareholders of both companies and the receipt of regulatory approval.

Public Invitation to Conference Call and Webcast

Tesoro and Western will live broadcast a conference call at 7:30 a.m. CT (8:30 a.m. ET) today to discuss the transaction. Tesoro will also provide an update regarding its 2017 stand-alone outlook on the conference call. Interested parties may listen to the conference call and access accompanying presentation slides by logging on to http://www.tsocorp.com or http://www.wnr.com.

Advisors

Goldman, Sachs & Co. is serving as exclusive financial advisor to Tesoro and certain of its affiliates are providing committed financing. Sullivan & Cromwell LLP is serving as Tesoro’s legal advisor for the transaction. Barclays is serving as exclusive financial advisor to Western and Davis Polk & Wardwell LLP is serving as its legal advisor.

About Tesoro Corporation

Tesoro Corporation, a Fortune 100 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of over 895,000 barrels per day and ownership in a logistics business, which includes an interest in Tesoro Logistics LP (NYSE: TLLP) and ownership of its general partner. Tesoro’s retail-marketing system includes over 2,400 retail stations under the ARCO®, Shell®, Exxon®, Mobil®, USA Gasoline™, Rebel™ and Tesoro® brands.

About Western Refining, Inc.

Western Refining, Inc. is an independent refining and marketing company headquartered in El Paso, Texas. The Company operates refineries in El Paso, Gallup, New Mexico and St. Paul Park, Minnesota. The Company’s retail operations includes retail service stations and convenience stores in Arizona, Colorado, Minnesota, New Mexico, Texas, and Wisconsin, operating primarily through the Giant, Howdy’s, and SuperAmerica brands. Western Refining, Inc. also owns the general partner and approximately 53% of the limited partnership interest of Western Refining Logistics, LP (NYSE: WNRL).

More information about Western Refining is available at http://www.wnr.com.

Forward Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,”

“project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10- K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on

Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210- 626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts:

For Tesoro:

Investors:

Sam Ramraj, Vice President, Investor Relations, (210) 626-4757

Media:

Tesoro Media Relations, media@tsocorp.com, (210) 626-7702

For Western:

Investors:

Jeffrey S. Beyersdorfer

602-286-1530

Michelle Clemente

602-286-1533

Media:

Gary Hanson

602-286-1777